

January 8, 2013

<u>Via E-mail</u>
Evgeny Donskoy
President and Treasurer
Divio Holdings, Corp.
Serafimovicha Street, 2-125
Moscow, Russia 119072

>**Re:** **Divio Holdings, Corp.**
>**Amendment No. 1 to Registration Statement on Form S-1**
>**Filed December 21, 2012**
>**File No. 333-184796**

Dear Mr. Donskoy:

We have reviewed your responses to the comments in our letter dated December 4, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

2. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement. Please note that the consent previously filed is considered stale as the accountant's consent must be dated within 30 days of the filing date for any amendments to your registration statement. Please note that the consent must also be dated as of date within 30 days of the planned effectiveness of the company's Form S-1 registration statement.

<u>Prospectus Cover Page</u>

3. We note your response to our prior comment 6 that you have removed the sentences which state that "[t]here is no minimum number of shares required to be sold to close the offering and that "[a]ny funds raised from the offering will be immediately available to us for our immediate use." With a view towards revised disclosure, please tell us whether you intend to make a minimum/maximum offering in which all subscriptions will be returned if you do not sell a specified number of shares in this offering. If you intend this offering to be a minimum/maximum offering, please revise to disclose the minimum amount of shares you must sell and revise throughout for consistency. For example, on page 13, you state that "[a]ny funds that [you] raise . . . will be immediately available for [your] use and will not be returned to investors." We note that your response is inconsistent with the revised disclosures. If you do not intend this to be a

minimum/maximum offering, please revise to disclose that any funds raised from the offering will be immediately available to you for your immediate use and revise throughout for consistency. For example, if you do not intend to make a minimum/maximum offering, please revise to remove the fourth, fifth, sixth and seventh sentences in the second paragraph of your prospectus cover page.

4. We note your response to our prior comment 8 and reissue. Please revise to disclose, in a prominent location on your prospectus summary, the statement provided in Item 501(b)(10)(iv) of Regulation S-K.

5. We note your response to our prior comment 26 and reissue. For consistency with your response and disclosure, please revise your prospectus cover page to indicate that your offering will continue for 16 months. We note your disclosure that "[you] may discontinue the offering before expiration of the 180 day period or extend the offering . . . following the expiration of the 180-day offering period."

Prospectus Summary, page 5

Our Company, page 5

6. We note your response to our prior comment 11 and reissue in part. Please revise the first paragraph to disclose your cash on hand as of a recent practicable date, monthly burn rate and how long your present capital will last at that rate.

7. We note your response to our prior comment 12 and reissue in part. Please revise to identify the cities or areas in Western Russia you intend to sell your motorcycles. In addition, please revise your disclosure on page 5 to disclose, if true, that you estimate that you may be able to sell the used motorcycles for $5,000 to $8,000 per motorcycle. Finally, please add disclosure that there is no guarantee that you will be able to sell motorcycles in the identified price range and that there is no guarantee that you will be able to sell any motorcycles.

8. We note your response to our prior comment 13 and reissue in part. Please revise your disclosure in the second paragraph in this section to clarify that your estimate of public reporting costs for the next 12 months does not include the cost of this offering, which, you estimate to be $15,010. In addition, we note your disclosure on page 11 that you estimate that your public reporting costs for 12 months following the offering will be $8,500 and your disclosure on page 22 that your expect to spend approximately $11,000 in the next twelve months for your accounting and audit requirements along with $5,000 for legal costs, including the costs associated with filing this registration statement. Please revise your disclosure for consistency.

9. Please revise the third paragraph to disclose the consequences to you if you are unable to complete this offering or obtain additional financing.

10. We note your response to our prior comment 14 and reissue. Please revise the Our Company section of your Prospectus Summary section to state, if true, that your officers and director currently devote approximately five hours to company matters and expect to devote approximately 20 hours a week to company matters after the completion of this offering. In addition, please revise to disclose, if true, that you do not intend to hire any additional employees or add additional directors for the next 12 months.

Risk Factors, page 6

We depend to a significant extent on certain key personnel, page 9

11. We note your revised disclosure on page 9 that you depend entirely on Evengy Donskoy for all of your operations. This statement appears to contradict your statement on page 10 that Mr. Donksoy and Mr. Didenko devote approximately five hours to company matters per week. Please revise or advise.

Mr. Donskoy, our sole director, will be able to determine his own salary and perquisite, page 10

12. Please explain your statement in the last sentence of this risk factor that after the offering, Mr. Donskoy will control a majority of the voting securities "when we would vote with Alexey Didenko, our Secretary, and also a current shareholder."

All of our assets and our sole officer and director are located outside, page 13

13. It appears from disclosure throughout your prospectus that Mr. Didenko is your Secretary. Please revise to remove the reference to your sole officer, as it appears that you have two officers, and expand this risk factor to discuss Mr. Didenko. Similarly, please revise pages 15, 17 and 21 to remove the reference to your sole officer.

Use of Proceeds, page 14

14. Please revise your table for consistency to indicate, if true, that you intend to spend $15,000 on marketing if you sell the maximum amount of securities in this offering. Refer to pages 5 and 21.

Description of Business, page 16

Suppliers of Motorcycles, page 17

15. Please revise to disclose how the motorcycles will be shipped to Russia and explain whether the estimated costs of the motorcycles include the shipping costs.

Marketing Our Product, page 17

16. We note your revised disclosure on page 17 in response to our prior comment 37. Please revise to clarify that there is no guarantee that other businesses will be willing to sell your products.

Exhibit 5.1

17. Please have counsel revise the first paragraph to remove the reference that you are offering the "resale" of the shares of common stock under this registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Thomas E. Puzzo, Esq.
        Law Office of Thomas E. Puzzo, PLLC